Insteel Industries, Inc.
March 22, 2011
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lisa Etheredge
Re:	Form 10-K for the Fiscal Year Ended October 2, 2010 Definitive Proxy Statement on Schedule 14A Form 8-K/A filed February 4, 2011 File No. 1-9929
Ladies and Gentlemen:
     This letter is submitted in response to comments contained in the letter dated March 15, 2011 from John M. Hartz of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to H.O. Woltz III, President and Chief Executive Officer of Insteel Industries, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended October 2, 2010 (the “Form 10-K”), Definitive Proxy Statement on Schedule 14A filed on December 30, 2010 (the “Proxy Statement”), and Form 8-K/A filed on February 4, 2011 (the “Form 8-K/A”).
     The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s March 15, 2011 letter. Page numbers referred to in the responses below reference the applicable pages of the Form 10-K, Proxy Statement or Form 8-K/A, as appropriate. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K, Proxy Statement and/or Form 8-K/A.
FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 2, 2010
Exhibit Index, page 56
1.	Please refile your credit agreement, exhibit 10.4, in its entirety, including all schedules and exhibits, in future filings. In this regard, we note that Item 601(b)(10) does not permit exclusion of exhibits or schedules.
1373 BOGGS DRIVE / MOUNT AIRY, NORTH CAROLINA 27030 / 336-786-2141/ FAX 336-786-2144

Company Response:
     We acknowledge the Staff’s comment and will refile the Company’s credit agreement, which was incorporated by reference into the Form 10-K as Exhibit 10.4, in its entirety with all schedules and exhibits as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending April 2, 2011.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
Compensation Discussion and Analysis, page 16
Long-Term Incentives, page 22
2.	In future filings, please disclose the peer group of companies developed by Mercer in 2007 if the targeted amount of the long term incentive award continues to remain the amount originally established by Mercer.
Company Response:
     We acknowledge the Staff’s comment and will disclose the requested information, if applicable, in our future filings.
FORM 8-K/A FILED FEBRUARY 4, 2011
Unaudited Pro Forma Condensed Combined Financial Information
General
3.	Where you have multiple pro forma adjustments affecting the same line item, please amend to present each adjustment on a separate line item. For example, please amend to present adjustment (A) separately from adjustment (E) on the face of the pro forma condensed combined balance sheet. Where applicable, your pro forma financial statement footnotes should show precisely how the amount of each adjustment was computed.
Company Response:
     We acknowledge the Staff’s comment and have incorporated the requested revisions to the presentation of the pro forma adjustments in our response below. We will reflect these revisions in our amendment to the Form 8-K/A.

Insteel Industries, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Balance Sheet
October 2, 2010
(In thousands)

	Historical		Pro Forma
	Insteel	Ivy
	October 2,	September 25,	Pro Forma		Combined
	2010	2010	Adjustments		Pro Forma
Assets:
Current assets:
Cash and cash equivalents	$45,935	$—	$(37,588)	(A)
			(3,200)	(E)	$5,147
Accounts receivable, net	24,970	12,684	(12,684)	(C)	24,970
Inventories	43,919	34,536	(9,464)	(B)
			(4,487)	(C)	64,504
Prepaid expenses and other	3,931	937	280	(A)
			(937)	(C)	4,211
Assets held for sale, net	—	1,152	(1,152)	(C)	—

Total current assets	118,755	49,309	(69,232)		98,832
Property, plant and equipment, net	58,653	33,953	3,990	(B)
			(732)	(C)	95,864
Intangibles, net	—	3,319	(3,319)	(C)	—
Other assets	5,097	—	1,216	(F)	6,313

Total assets	$182,505	$86,581	$(68,077)		$201,009

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$20,689	$9,531	$(3,268)	(C)	$26,952
Accrued expenses	5,929	3,429	(2,704)	(C)	6,654
Capital lease obligations	—	140	(140)	(C)	—
Current liabilities of discontinued operations	210	—	—		210

Total current liabilities	26,828	13,100	(6,112)		33,816
Long-term debt	—	1,230	13,500	(A)
			(1,230)	(C)	13,500
Other liabilities	7,521	118	(118)	(G)	7,521
Long-term liabilities of discontinued operations	280	—	—		280

Total liabilities	34,629	14,448	6,040		55,117
Commitments and contingencies (Note 4)
Shareholders’ equity:
Common stock	17,579	—	—		17,579
Additional paid-in capital	45,950	—	—		45,950
Owners’ net investment	—	72,133	(72,133)	(D)	—
Retained earnings	86,656	—	(3,200)	(E)
			1,216	(F)	84,672
Accumulated other comprehensive loss	(2,309)	—	—		(2,309)

Total shareholders’ equity	147,876	72,133	(74,117)		145,892

Total liabilities and shareholders’ equity	$182,505	$86,581	$(68,077)		$201,009

See accompanying notes to unaudited pro forma condensed combined financial statements.

Insteel Industries, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended October 2, 2010
(In thousands, except per share data)

	Historical		Pro Forma
	Insteel	Ivy
	Year Ended	Year Ended
	October 2,	September 25,	Pro Forma		Combined
	2010	2010	Adjustments		Pro Forma
Net sales	$211,586	$105,003	$(5,634)	(K)	$310,955
Cost of sales	193,595	120,404	(7,021)	(K)
			(2,546)	(L)	304,432

Gross profit (loss)	17,991	(15,401)	3,933		6,523
Selling, general and administrative expense	16,024	22,434	(15,549)	(K)
			(153)	(L)	22,756
Other income, net	(291)	—	—		(291)
Legal settlement	1,487	—	—		1,487
Interest expense	453	100	680	(I)	1,233
Interest income	(102)	—	75	(H)	(27)

Earnings (loss) from continuing operations before income taxes	420	(37,935)	18,880		(18,635)
Income taxes	(38)	—	(7,241)	(J)	(7,279)

Earnings (loss) from continuing operations	458	(37,935)	26,121		(11,356)
Earnings from discontinued operations net of income taxes of $217	15	—	—		15

Net earnings (loss)	$473	$(37,935)	$26,121		$(11,341)

Per share amounts (Note 5):
Basic:
Earnings (loss) from continuing operations	$0.03	—	—		($0.65)
Earnings from discontinued operations	—	—	—		—

Net earnings (loss)	$0.03	—	—		($0.65)

Diluted:
Earnings (loss) from continuing operations	$0.03	—	—		($0.65)
Earnings from discontinued operations	—	—	—		—

Net earnings (loss)	$0.03	—	—		($0.65)

Cash dividends declared	$0.12	—	—		$0.12

Weighted average shares outstanding:
Basic	17,466	—	—		17,466

Diluted	17,564	—	—		17,466

See accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
4.	Please amend to present each component of shareholders’ equity separately on the face of the pro forma condensed combined balance sheet.
Company Response:
     We acknowledge the Staff’s comment and have incorporated the requested revision to the presentation of shareholders’ equity in our response below. We will reflect this revision in our amendment to the Form 8-K/A.

	Historical		Pro Forma
	Insteel	Ivy
	October 2,	September 25,	Pro Forma		Combined
	2010	2010	Adjustments		Pro Forma
Shareholders’ equity:
Common stock	17,579	—	—		17,579
Additional paid-in capital	45,950	—	—		45,950
Owners’ net investment	—	72,133	(72,133)	(D)	—
Retained earnings	86,656	—	(3,200)	(E)
			1,216	(F)	84,672
Accumulated other comprehensive loss	(2,309)	—	—		(2,309)

Total shareholders’ equity	147,876	72,133	(74,117)		145,892

Total liabilities and shareholders’ equity	$182,505	$86,581	$(68,077)		$201,009

(3) Pro Forma Adjustments
5.	Please amend to explain the extent to which you assumed any contingencies or contractual obligations in connection with this acquisition and disclose how your pro forma financial statements reflect these contingencies and obligations. For example, we note the disclosure on page 13 of Ivy’s financial statements of a contingency related to the U.S. Department of Transportation’s Buy America inquiry.
Company Response:
      We acknowledge the Staff’s comment and have incorporated the requested explanation and disclosure in our response below. We will reflect this revision in our amendment to the Form 8-K/A.

	Historical		Pro Forma
	Insteel	Ivy
	October 2,	September 25,	Pro Forma	Combined
	2010	2010	Adjustments	Pro Forma
Total liabilities
Commitments and contingencies (Note 4)
Shareholders’ equity:
Common stock	17,579	—	—	17,579
Additional paid-in capital	45,950	—	—	45,950

(4)	Commitments and Contingencies
     Per the terms of the Asset Purchase Agreement relating to the Ivy Acquisition, although the Company did assume certain contractual obligations of Ivy, the terms of the assumed contracts did not result in the recognition of a liability. The Company did not assume any contingencies of Ivy including, but not limited to, those relating to litigation or environmental matters.
6.	Please tell us if you have considered the need to include pro forma adjustments related to any recent contractual arrangements. One example might be any new management compensation agreements.
Company Response:
     We acknowledge the Staff’s comment and advise the Staff that the Company has not entered into any contractual arrangements, such as new management compensation agreements, cost sharing arrangements, employee benefit plans or distribution contracts that were directly attributable to the Ivy Acquisition.
Pro Forma Adjustments — Condensed Combined Balance Sheet
(C) Assets and Liabilities Not Purchased and Elimination of Intercompany Balances
7.	Please amend to present adjustments for assets and liabilities not purchased separate from the elimination of intercompany balances.
Company Response:
     We acknowledge the Staff’s comment and have incorporated the requested revision in the presentation of the adjustments for assets and liabilities not purchased and the elimination of intercompany balances in our response below. We will reflect this revision in our amendment to the Form 8-K/A.

Insteel Industries, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Balance Sheet
October 2, 2010
(In thousands)

	Historical		Pro Forma
	Insteel	Ivy
	October 2,	September 25,	Pro Forma		Combined
	2010	2010	Adjustments		Pro Forma
Assets:
Current assets:
Cash and cash equivalents	$45,935	$—	$(37,588)	(A)
			(3,200)	(E)	$5,147
Accounts receivable, net	24,970	12,684	(12,684)	(C)	24,970
Inventories	43,919	34,536	(9,464)	(B)
			(4,487)	(C)	64,504
Prepaid expenses and other	3,931	937	280	(A)
			(937)	(C)	4,211
Assets held for sale, net	—	1,152	(1,152)	(C)	—

Total current assets	118,755	49,309	(69,232)		98,832
Property, plant and equipment, net	58,653	33,953	3,990	(B)
			(732)	(C)	95,864
Intangibles, net	—	3,319	(3,319)	(C)	—
Other assets	5,097	—	1,216	(F)	6,313

Total assets	$182,505	$86,581	$(68,077)		$201,009

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$20,689	$9,531	$(3,268)	(C)	$26,952
Accrued expenses	5,929	3,429	(2,704)	(C)	6,654
Capital lease obligations	—	140	(140)	(C)	—
Current liabilities of discontinued operations	210	—	—		210

Total current liabilities	26,828	13,100	(6,112)		33,816
Long-term debt	—	1,230	13,500	(A)
			(1,230)	(C)	13,500
Other liabilities	7,521	118	(118)	(G)	7,521
Long-term liabilities of discontinued operations	280	—	—		280

Total liabilities	34,629	14,448	6,040		55,117
Commitments and contingencies (Note 4)
Shareholders’ equity:
Common stock	17,579	—	—		17,579
Additional paid-in capital	45,950	—	—		45,950
Owners’ net investment	—	72,133	(72,133)	(D)	—
Retained earnings	86,656	—	(3,200)	(E)
			1,216	(F)	84,672
Accumulated other comprehensive loss	(2,309)	—	—		(2,309)

Total shareholders’ equity	147,876	72,133	(74,117)		145,892

Total liabilities and shareholders’ equity	$182,505	$86,581	$(68,077)		$201,009

See accompanying notes to unaudited pro forma condensed combined financial statements.

(C)	Assets and Liabilities Not Purchased

Reflects the elimination of certain assets and liabilities of Ivy that were not purchased by the Company.

(G)	Elimination of Intercompany Balances
Reflects the elimination of Ivy intercompany balances with its former parent company.
Pro Forma Adjustments — Condensed Combined Statement of Operations
(H) Adjustment of Interest Expense
8.	Please amend to disclose the significant terms associated with the $13.5 million promissory note, including the interest rate, an indication of whether the rate is fixed or variable, and the note’s maturity date.
Company Response:
     We acknowledge the Staff’s comment and have incorporated the requested disclosure of the significant terms associated with the promissory note in our response below. We will reflect this revision in our amendment to the Form 8-K/A.
(I) Adjustment of Interest Expense
     Reflects the interest expense on the Note that was issued in connection with the Ivy Acquisition and matures on November 19, 2015. The Note requires semi-annual interest payments in arrears, and annual principal payments payable on November 19th of each year during the period 2011 — 2015. The Note bears interest on the unpaid principal balance at a fixed rate of 6% per annum and is collateralized by certain of the real property and equipment acquired from Ivy.

(in thousands)
Historical Ivy balances	$(100)
Pro forma interest expense	780

Total	$680

(K) Depreciation Expense
9.	Please amend to show precisely how the amount of each adjustment was computed. To the extent that a portion of this adjustment represents the reclassification of depreciation expense from selling, general and administrative expense, please quantify the amount of the reclassification and explain in detail how you determined the amount of this adjustment.
Company Response:
     We acknowledge the Staff’s comment and have incorporated the requested disclosure of the computation of the pro forma depreciation expense adjustment in our response below. We will reflect this revision in our amendment to the Form 8-K/A.

(L) Depreciation Expense
     Reflects depreciation expense after adjusting for the elimination of Ivy’s historical balances and the addition of pro forma depreciation expense. Pro forma depreciation expense was calculated after adjusting the cost basis of property, plant and equipment to fair value (see Note 2 for further information) and using straight-line depreciation with assigned useful lives ranging from 1 to 15 years for property and equipment and 15 to 20 years for buildings. Due to the nature of the assets acquired, the pro forma depreciation expense was entirely attributed to cost of sales.

		Selling, General
		and Administrative
(in thousands)	Cost of Sales	Expense	Total
Historical Ivy balances	$(5,084)	$(153)	$(5,237)
Pro forma depreciation	2,538	—	2,538

Total	$(2,546)	$(153)	$(2,699)

Closing
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that our responses appropriately address your comments. If you should have any questions regarding this letter, please call me at (336) 786-2141, ext. 3020.

Sincerely,
/s/ Michael C. Gazmarian
Michael C. Gazmarian
Vice President, Chief Financial Officer and Treasurer

cc:	H.O. Woltz III James F. Petelle, Esq. Scot Jafroodi